UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 934

For the fiscal year ended December 31, 2012
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-17071

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

First Merchants Corporation
Retirement Income and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal office:

First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

First Merchants Corporation
Retirement Income and Savings Plan
EIN 35-1544218 PN 002
Auditor's Report and Financial Statements
December 31, 2012 and 2011

First Merchants Corporation
Retirement Income and Savings Plan
December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Audit and Administrative Committee
First Merchants Corporation Retirement Income and Savings Plan
Muncie, Indiana

We have audited the accompanying statements of net assets available for benefits of First Merchants Corporation
Retirement Income and Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the
Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board
(United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis statement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Merchants Corporation Retirement Income and Savings Plan as of December 31,
2012, and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The
supplemental information is the responsibility of the Plan's management. Such information has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly states, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

Indianapolis, Indiana
June 28, 2013

First Merchants Corporation
Retirement Income and Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Investments, at fair value
Common Stock	$2,182,875	$1,260,912
Mutual Funds	54,620,238	46,391,397
Collective Investment Fund	3,652,140	3,454,682
Money Market Funds	4,866,574	3,704,051
Total Investments	65,321,827	54,811,042

Receivables
Accrued Income	309,455	247,208
Employer Contributions	1,626,542	1,608,045
Notes Receivable from Participants	1,417,270	1,338,110
Total Receivables	3,353,267	3,193,363

Cash	286	304

Total Assets	$68,675,380	$58,004,709

Liabilities
Excess Contributions Refundable	—	44,434
Accrued Administrative Expenses	27,427	24,096

Total Liabilities	$27,427	$68,530

Net Assets Available for Benefits, at Fair Value	$68,647,953	$57,936,179

Adjustment from fair value to contract value
for interest in collective investment fund relating
to fully benefit-responsive investment contracts	$(63,083)	$(73,309)

Net Assets Available for Benefits	$68,584,870	$57,862,870

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2012 and 2011

	2012	2011
Investment Income (Loss)
Net (Depreciation) / Appreciation in fair value of investments	$6,148,256	$(1,768,965)
Investment Interest and Dividends	1,675,324	1,281,157
Net Investment Income (Loss)	7,823,580	(487,808)

Interest Income From Notes Receivable from Participants	69,629	68,879

Contributions
Participants	3,577,961	3,404,659
Employer	2,914,420	2,797,162
Rollovers	433,541	342,705
Total Contributions	6,925,922	6,544,526

Total Additions	$14,819,131	$6,125,597

Deductions
Benefits Paid to Participants	3,973,831	5,373,722
Administrative Expenses	123,300	100,226
Total Deductions	$4,097,131	$5,473,948

Net Increase	10,722,000	651,649

Net Assets Available for Benefits, Beginning of Year	57,862,870	57,211,221

Net Assets Available for Benefits, End of Year	$68,584,870	$57,862,870

See Notes to Financial Statements

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 1:	Description of Plan
The following description of First Merchants Corporation Retirement Income and Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined-contribution plan sponsored by First Merchants Corporation (Corporation) for the benefit of all employees who are age 18 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). First Merchants Trust Company, a division of First Merchants Bank, N.A. is the trustee and record keeper of the Plan. First Merchants, as custodian, employs Fidelity to hold the majority of the Plan's assets on their behalf.
Contributions
The Plan permits eligible employees through a salary deferral election to have the Corporation make annual contributions of up to 75% of eligible compensation up to the maximum allowed by law. Employee rollover contributions are also permitted. The Plan also accepts Roth elective deferrals made on behalf of participants.
Prior to March 1, 2005, the Corporation made matching contributions of its employees' salary deferral amounts of 25% of the first 5% of employees' eligible compensation for all participating employees. After March 1, 2005, the matching contribution described above is the only type of employer contribution granted to grandfathered participants who are at least age 55 and credited with at least ten years of service at February 28, 2005. The remaining participants may receive three different types of employer contributions. The Corporation's contributions are as follows:

•
Retirement security contributions: range from 2% to 7% of pay based on years of continuous service. The participant must have 1,000 hours of service and be employed at the end of the Plan year. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the Retirement Security Contribution.

•	Matching contributions: 50% of the first 6% of employees' eligible compensation for all participating employees.

•
Transition contributions: 3% of eligible compensation for all participants who are at least age 45, credited with at least ten years of service at February 28, 2005 and were participating in the Corporation's defined-benefit plan at February 28, 2005. The participant must have 1,000 hours of service and be employed at the end of the Plan year. This contribution was only applicable through the 2009 Plan year.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

The end of year requirement does not apply for participants who have terminated due to normal retirement age, death, or disability. Prior to January 1, 2010, the end of year requirement did not apply for participants who terminated due to early retirement age, which was defined as age 55 and greater than five years of service. Effective January 1, 2010, there is no longer an early retirement provision under the Plan. Normal retirement is defined as age 65 if you are a participant in the Plan at March 1, 2005. If you became a participant in the Plan after March 1, 2005, then the normal retirement date is the later of age 65 or the 5th anniversary of your earliest participation date. Prior to January 1, 2010, the entry date for retirement security and transition contributions was March 1, 2005, and each subsequent January 1. Effective January 1, 2010, any employee who is hired or rehired after January 1, 2010 is not eligible for the retirement security contribution. Catch-up contributions are also available for participants in the year in which they turn 50 years of age.
The Plan Document also includes an automatic deferral feature whereby a participant is treated as electing to defer 3% of eligible compensation unless the participant made an affirmative election otherwise. Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds as well as Corporation common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. Allocations to the Corporation's common stock are generally limited to 25% of the applicable account balance.
Participant Accounts
Each participant's account is credited with the participant's contribution, the Corporation's contribution and Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions and rollover contribution accounts plus earnings thereon. Vesting in the Corporation's matching contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is fully vested in the matching contribution portion of their account after five years of credited service. The vesting in the retirement security contribution portion of their account plus earnings is 100% after three years of credited service and vesting in the transition contribution portion of their account plus earnings is immediate since all eligible participants have at least ten years of service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce the Corporation's contribution or to pay reasonable administrative expenses of the Plan.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Payment of Benefits
Upon termination of service, participants may elect to receive a lump-sum amount or installments equal to the value of their accounts. Withdrawals other than for termination are permitted under circumstances provided by the Plan. Plan assets may include amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid. Plan assets include approximately $0 and $12,700, which were allocated to these accounts at December 31, 2012 and 2011, respectively.
Forfeited Accounts
At December 31, 2012 and 2011, forfeited nonvested accounts totaled $15 and $854 respectively. These accounts will be used to reduce future employer contributions. Also, in 2012 and 2011, employer contributions were reduced by approximately $59,500 and $60,800, respectively, from forfeited nonvested accounts.
Notes Receivable From Participants
Effective January 1, 2010, the Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The minimum amount of a loan shall be $1,000. The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan Administrator.
Prior to January 1, 2010, new loans were not allowed by the Plan. The participant loan balances reported prior to January 1, 2010 were acquired from merged plans in March 1, 2005.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan Document.
Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Note 2:	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust as well as the adjustment from fair value to contract value relating to the investment. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets available for benefits. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments. Mutual funds are valued at the net asset value of shares held by the Plan at year end. Investment in the Corporation's common stock is valued at the quoted market price on the last business day of the plan year. The Plan's interest in the collective investment fund (Federated Capital Preservation Fund) is valued based on information reported by the investment advisor using the audited financial statements of the collective investment fund at year-end. The collective investment fund invests in investments that pursue multiple strategies to exceed the performance of certain industrial averages. The funds may invest in money market mutual funds and guaranteed investment contracts. The net asset value of the fund is determined as of the end of each month utilizing the values of the underlying assets. The fund provides daily liquidity at contract value for any participant withdrawing and transferring funds.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Plan Tax Status
The Plan obtained its latest determination letter on August 6, 2010, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since it received the determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2009.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Corporation or the Plan, at the Corporation's discretion.

Note 3:	Investments

At December 31, 2012, the Plan's investments are held by Fidelity and the Corporation. The Federated Capital Preservation Fund included in Plan assets may be subject to withdrawal charges upon contract termination. Crediting interest rates on the guaranteed interest portion of the investment contract are determined by the issuer. The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

	2012
	Net
	Appreciation /	Fair Value
	in Fair Value	at End
	During Year	Of Year

Common Stock	$971,389	$2,182,875
Mutual Funds	5,176,867	54,620,238
Collective Investment Fund	—	3,652,140
Money Market Funds	—	4,866,574

	$6,148,256	$65,321,827

	2011
	Net
	Depreciation	Fair Value
	in Fair Value	at End
	During Year	Of Year

Common Stock	$(31,926)	$1,260,912
Mutual Funds	(1,737,039)	46,391,397
Collective Investment Fund	—	3,454,682
Money Market Funds	—	3,704,051

	$(1,768,965)	$54,811,042

Interest and dividends realized on the Plan's investments for the years ended December 31, 2012 and 2011 were $1,675,324 and $1,281,157, respectively.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

The fair values of individual investments that represented 5% or more of the Plan's assets were as follows:

	2012	2011
Fidelity Contra Fund	$5,274,689	$4,586,086
Vanguard Windsor II Fund	5,058,801	4,201,746
Federated Total Return Bond	4,850,994	4,494,746
Federated Capital Preservation Fund	3,652,140	3,454,682
Goldman Sachs Mid Cap Equity Fund	3,903,727	3,375,764
Federated Government Obligations Fund	3,458,916	2,996,714
Franklin Small Cap Value Fund		3,033,844

Note 4:	Disclosures About Fair Value of Assets and Liabilities

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Topic 820 also specified a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. The Plan has no liabilities measured on a recurring basis and has no assets or liabilities measured at fair value on a nonrecurring basis.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include a collective investment fund. The inputs used to determine fair value of Level 2 investments may include market quotations or price, reported trades, broker/dealer quotes, bids and offers of the underlying investments obtained from external appraisals, independent pricing sources and market research publications. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. There are no Level 3 securities held by the Plan.
The following table presents the fair value measurements of assets recognized in the accompanying statement of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2012:

		2012
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$2,182,875	$2,182,875
Mutual Funds
Bonds	10,262,986	10,262,986
Broad Market	32,521	32,521
Emerging Market	464,726	464,726
International Equities	4,102,675	4,102,675
Large Cap Equities	15,436,134	15,436,134
Lifecycle Funds	9,089,850	9,089,850
Mid-Cap Equities	8,026,082	8,026,082
Real Estate	1,198,717	1,198,717
Small-Cap Equities	6,006,547	6,006,547
	54,620,238	54,620,238
Money Market Fund	4,866,574	4,866,574
Collective Investment Fund	3,652,140		3,652,140
	$65,321,827	$61,669,687	$3,652,140	—

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

		2011
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Common Stock	$1,260,912	$1,260,912
Mutual Funds
Bonds	9,014,489	9,014,489
Broad Market	28,314	28,314
Emerging Market	149,960	149,960
International Equities	3,553,416	3,553,416
Large Cap Equities	13,273,574	13,273,574
Lifecycle Funds	6,998,951	6,998,951
Mid-Cap Equities	6,820,506	6,820,506
Real Estate	849,046	849,046
Small-Cap Equities	5,703,141	5,703,141
	46,391,397	46,391,397
Money Market Fund	3,704,051	3,704,051
Collective Investment Fund	3,454,682		3,454,682
	$54,811,042	$51,356,360	$3,454,682	—

Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
The Plan paid $107,416 and $88,443 of investment fees to First Merchants Trust Company during 2012 and 2011. Individually nonmaterial expenses paid to parties-in-interest aggregated $15,884 for 2012 and $11,783 for 2011. The Company provides certain administrative services at no cost to the Plan.

First Merchants Corporation
Retirement Income and Savings Plan
Notes to Financial Statements
December 31, 2012 and 2011

The Plan invests in First Merchants Corporation common stock. Activity at fair value was as follows:

First Merchants
Corporation
Common Stock

Balance, January 1, 2011	$1,070,093
Changes	190,819

Balance, December 31, 2011	1,260,912
Changes	921,963

Balance, December 31, 2012	$2,182,875

Note 6:	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 7:	Subsequent Events

The administrative committee has approved to amend the Plan to eliminate the service weighted-band structure of the Retirement Security Contributions and has elected to instead replace it with a flat 2% non-elective contribution to those who are currently eligible, effective January 1, 2013.
The committee has also approved to amend the Plan to change the match structure to a structure that would permit a total of 4.5% in employer match. Effective January 1, 2013, the matching employer contribution will be set at 100% of contributions up to 3% of employees' eligible compensation plus 50% of contributions such that contributions exceed 3% of eligible compensation but do not exceed 6% of compensation.
The committee also approved changing the match structure of those grandfathered participants, who are at least age 55 and credited with at least ten years of service at February 28, 2005, and currently receive a lower match, to the same match structure as all other active employees effective January 1, 2013.

Supplemental Schedule

First Merchants Corporation
Retirement Income and Savings Plan
Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

	(c)
(a)(b)	Description of
Identity of Issue,	Investment		(d)
Borrower, Lessor or	Including Par or		Current
Similar Party	Maturity Value		Value

Common Stock
*First Merchants Corporation	147,094	shares	$2,182,875

Mutual Funds
American Century International Bond	42,112	shares	615,253
American Europacific Growth Fund	32,477	shares	1,335,798
American High Income Trust Fund	126,639	shares	1,438,616
Blackrock Small Cap Growth Fund	54,007	shares	1,256,753
Dodge & Cox International Fund	34,429	shares	1,192,627
Federated Intercontinental Fund	658	shares	32,521
Federated U.S. Government Fund	231,204	shares	2,656,534
Federated Total Return Bond	424,409	shares	4,850,994
Fidelity Contra Fund	67,999	shares	5,274,689
Fidelity Advisor Mid Cap Fund	5,511	shares	97,536
Fidelity Diversified International Fund	46,685	shares	763,763
Franklin Small Cap Value Fund	65,534	shares	3,135,818
Goldman Sachs Mid Cap Fund	99,357	shares	3,903,727
Invesco Small Cap Equity Fund	85,664	shares	1,191,590
MFS International Discovery Fund	33,827	shares	810,487
Nuveen Mid Cap Growth Fund	51,293	shares	2,253,317
Nuveen Mid Cap Index Fund	55,050	shares	1,771,502
Nuveen Real Estate Fund	56,384	shares	1,198,717
T Rowe Emerging Markets Fund	13,644	shares	464,726
T Rowe Price Dividend Growth Fund	102,944	shares	2,711,546
Vanguard 500 Index Fund	22,034	shares	2,391,098
Vanguard Inflation Protected Bond	24,583	shares	701,589
Vanguard Small Cap Index Fund	12,096	shares	422,386
Vanguard Target Retirement Fund	20,438	shares	249,142
Vanguard Target 2015 Fund	77,561	shares	1,037,770
Vanguard Target 2025 Fund	123,279	shares	1,675,363
Vanguard Target 2035 Fund	50,481	shares	711,276
Vanguard Target 2045 Fund	30,380	shares	442,031
Vanguard Target 2010 Fund	20,741	shares	500,488
Vanguard Target 2020 Fund	68,876	shares	1,641,309
Vanguard Target 2050 Fund	19,570	shares	451,880
Vanguard Target 2040 Fund	37,305	shares	864,719
Vanguard Target 2030 Fund	64,836	shares	1,515,872
Vanguard Windsor II Fund	97,042	shares	5,058,801
			54,620,238

First Merchants Corporation
Retirement Income and Savings Plan
Employer Identification Number: 35-1544218 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

	(c)
(a)(b)	Description of
Identity of Issue,	Investment		(d)
Borrower, Lessor or	Including Par or		Current
Similar Party	Maturity Value		Value

Collective Investment Fund
Federated Capital Preservation Fund	358,906	units	3,652,140

Money Market Funds
Federated Government Obligation Fund	3,458,916	shares	3,458,916
Federated U.S. Treasury Cash Fund	1,407,658	shares	1,407,658
			4,866,574

*Participant Loans	4.0% - 6.0%		1,417,270

			$66,739,097
*Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Merchants Corporation Retirement Income and Savings Plan

Date: June 28, 2013
/s/Mark K. Hardwick
Mark K. Hardwick
Executive Vice President and Chief Financial Officer
(Principal Financial and Principal Accounting Officer)